

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 8, 2016

Via E-mail
Christopher Foulds
ETFS Precious Metals Basket Trust
48 Wall Street
11th Floor
New York, NY 10005

> **Re:** **ETFS Precious Metals Basket Trust**
> **Registration Statement on Form S-3**
> **Filed November 1, 2016**
> **File No. 333-214361**

Dear Mr. Foulds:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3799 with any questions.

Sincerely,

/s/ Rahul K. Patel

Rahul K. Patel
Staff Attorney
Office of Real Estate and
Commodities

cc: Tom Conner, Esq.